FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM Releases BlackBerry Mobile Conferencing 2.0	3

Document 1

FOR IMMEDIATE RELEASE
December 6, 2011

RIM Releases BlackBerry Mobile Conferencing 2.0

Free application, popular with business users, dials conference call numbers and passwords automatically

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today makes it even easier for customers to manage conference calls on their BlackBerry® smartphone with the release of BlackBerry® Mobile Conferencing version 2.0. This innovative and popular free app includes a number of enhancements, such as the ability to automatically turn an email thread into a conference call using the user’s conference bridge details.

BlackBerry Mobile Conferencing automates tedious and error prone tasks such as dialing into a conference call that could include multiple main numbers, a conference ID and other codes, with a simple one-click “Join Now” prompt, as well as the ability to quickly reconnect if dropped from a conference call. The app also integrates with the BlackBerry® Calendar allowing users to quickly and easily schedule and join conference calls directly from within the Calendar. Users can download BlackBerry Mobile Conferencing on BlackBerry® App World™, and organizations can automatically push the app to their users through BlackBerry® Enterprise Server.

“BlackBerry Mobile Conferencing is an essential app for anyone who sets up or joins conference calls,” said Tom Goguen, vice president, collaboration and social networking at Research In Motion. “This latest version of BlackBerry Mobile Conferencing includes a number of enhancements such as the ability to turn any email thread into a conference call automatically, making it even easier for BlackBerry users to get things done.”

New features of BlackBerry Mobile Conferencing version 2.0 include:

•
Turn An Email Thread into a Conference Call – BlackBerry Mobile Conferencing helps users instantly schedule a conference call from an email thread, with just a few clicks. The sender and recipients of the email are included as meeting attendees, the email subject becomes the user’s meeting subject and part of the email message is automatically copied into the invite for reference. Users can also add conference call details from a stored profile.

•
Automatic Detection of Conference Call Details – Conference call information found in meeting invites in any calendar on the user’s BlackBerry smartphone is automatically recognized and set up for easy dial-in at the appointed time, helping the user stay organized and on time. In version 2, the engine that recognizes conference call details has been enhanced for improved accuracy.

•
Conference Call ID – Users can more easily keep track of the conference calls they’ve participated in. When the user joins a conference call, the meeting subject appears as the caller ID in the BlackBerry phone app. When the call is completed, the meeting subject appears in the user’s call log.

•	Conference Profiles Increased to 10 – Users can instantly add preset conference call details to almost any meeting they schedule by selecting from up to ten stored profiles.

•
Private Moderator Codes – Users can also keep moderator codes private. Invites sent using a preset conference profile include just the information participants need to join the call. If conference information found in a meeting invite is the user’s, the app accesses the stored profile to dial the user in as the moderator. The feature allows a meeting organizer to leave out the moderator code in an invite for privacy, without sacrificing the convenience of “Join Now” as the moderator, when the call arises.

BlackBerry Mobile Conferencing can detect conference call details from most popular conferencing systems on the market and supports BlackBerry smartphones running BlackBerry® 5 OS or higher. It is now available for download for users in North America on BlackBerry App World at http://appworld.blackberry.com/webstore/content/46253. For more information, please visit blackberry.com/mobileconferencing.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 6, 2011	By:	\s\ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations